

August 7, 2012

<u>Via E-mail</u>
Peter Henricsson
Chief Executive Officer and Director
Rocap Marketing Inc.
7141 East Main Street
Mesa, Arizona 85207

> **Re:** **Rocap Marketing Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 16, 2012**
> **File No. 333-178738**

Dear Mr. Henricsson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company, page 5

3.   We note on page five that as of March 31, 2012 you had raised $78,948 of cash through the sale of your common stock; and that from your inception on September 2, 2010 through March 31, 2012 you have accumulated losses totaling $479,370. Please supplementally provide us with a reconciliation to these amounts from the amounts disclosed in your financial statements, or revise in your next amendment as necessary.

Summary Financial Information, page 6

4.   Please revise the summary financial information captions to also include and distinguish between the amounts attributable to common stockholders and amount attributable to the non-controlling interest, as reflected on your annual and interim financial statements.

Management's Discussion and Analysis, page 29

Results of Operations, page 29

5. Please revise to also include a comparative discussion for the interim unaudited financial statements presented in your next amended filing. Refer to Item 303(b) of Regulation S-K.

Executive Compensation, page 34

6. We note your response to comment 7 in our letter dated March 8, 2012. The narrative indicates that there were no outstanding equity awards at fiscal year-end. Please revise or advise.

Certain Relationships and Related Transactions, page 38

7. Please comply with prior comment 11. Both companies were formed in the prior five years. Also, please refer to the definition of promoter in Rule 405 under the Securities Act.

December 31, 2011 and 2010 Financial Statements

Consolidated Statement of Equity (Deficit), page 44

8. We note in your statement of equity that in fiscal 2011 you issued 1,920,000 shares for future employee services, and that the allocation of these shares is shown in response to comment one of our letter dated March 8, 2012. Please reconcile the 1,920,000 shares issued for services in fiscal 2011 to the table on page 84 of your Form S-1/A2 that does not include any shares issued for services in 2011, or revise as necessary.

Consolidated Statements of Cash Flows, page 45

9. We note that your operating cash flows are reconciled to the net loss attributable to common stockholders. Please revise your statements of cash flows to reconcile operating cash flows to net income (loss). Refer to ASC 230-10-45-28.

Notes to the Consolidated Financial Statements, page 46

Note 2 – Summary of Significant Accounting Policies, page 46

Sale of Non-controlling Interest

10. We note the fiscal 2011 sale of the non-controlling interest in subsidiary in your statement of equity (page 44). We further note on page 65 that the net income (loss)

attributed to the non-controlling interest was $(24,685) and $4,014 for the year ended December 31, 2011 and quarter ended March 31, 2012, respectively. Please revise the footnotes to your financial statements to include disclosure of the significant terms of this transaction and how you accounted for it. Also revise to clearly describe the basis for your allocation of net income (loss) between the controlling and non-controlling interests.

Note 10 – Management Agreements, page 61

11. We note in response to comment one of our letter dated March 8, 2012 that you issued 1,440,000 shares to Tezi and Henricsson for services on March 31, 2011. Please revise your footnote to include disclosure of these related party transactions in fiscal 2011. At a minimum, we believe that you should disclose the compensation costs arising from these related party transactions and discuss the method of estimating the fair value of the services received or the fair value of the shares granted.

March 31, 2012 and 2011 Financial Statements

Notes to the Consolidated Financial Statements (Unaudited), page 67

Note 13 – Subsequent Events, page 81

12. We note on page 84 of your Form S-1/A2 that on April 25, 2012, you issued 1,440,000 shares of your common stock to Tezi and Henricsson in exchange for $216,000 of management services, in lieu of cash compensation. Please revise to include disclosure of this related party transaction in your subsequent events footnote, as applicable. To the extent that you update your financial statements to June 30, 2012, include disclosure of these related party transactions in Note 10 to those financial statement, as applicable.

Financial Statement Updating

13. Please update to include your June 30, 2012 interim financial statements, as applicable. Refer to Rule 8-08 of Regulation S-X.

Item 15. Recent Sales of Unregistered Securities, page 83

Issuance for services, page 84

14. It appears that the information in this table does not agree with the information you provided in response to comment 1 in our March 8, 2012 letter. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: George Chachas, Esq.